Exhibit 99.1

Barclays announces Foreign Exchange and ISDAfix settlements

As part of their industry-wide investigations into certain sales and trading practices in the Foreign Exchange (“FX”) market, Barclays has today reached settlements with the U.S. Commodity Futures Trading Commission (“CFTC”), the New York State Department of Financial Services (“DFS”), the U.S. Department of Justice (“DOJ”), the Board of Governors of the Federal Reserve System (“FRB”) and the UK Financial Conduct Authority (“FCA” and together the “authorities”).

Barclays has agreed to pay a combined total of £1,534 million (sterling equivalent). In common with other financial institutions announcing FX settlements today with the DOJ, Barclays has also agreed to plead guilty to a violation of US anti-trust law.

The fine imposed by the DOJ includes an amount of £38.7 million (US$60 million) as a consequence of certain practices continuing after Barclays entered into a Non-Prosecution Agreement (“NPA”) with the DOJ in June 2012. However, the DOJ has exercised its discretion not to declare a breach of the NPA recognising the significant cultural and compliance changes already instituted by Barclays and the degree of co-operation that Barclays provided in the course of the DOJ’s investigation. As the settlements show, Barclays has also received recognition for these changes and its co-operation from other authorities.

Barclays has also reached a settlement with the CFTC as part of an industry-wide investigation into the setting of the US Dollar ISDAfix benchmark. In connection with this resolution, Barclays has agreed to pay £74.2 million (US$115 million).

The fines imposed under today’s settlements are covered by existing provisions of £2.05 billion, including those taken by Barclays in its Q1 2015 results.

Antony Jenkins, Barclays CEO, said:

“The misconduct at the core of these investigations is wholly incompatible with Barclays’ purpose and values and we deeply regret that it occurred. This demonstrates again the importance of our continuing work to build a values-based culture and strengthen our control environment. We remain completely committed to that effort.

I share the frustration of shareholders and colleagues that some individuals have once more brought our company and industry into disrepute. Dealing with these issues, including taking the appropriate disciplinary action against the individuals involved, is a necessary and important part of our plan to transform Barclays and remains a key priority.”

Barclays continues to co-operate with ongoing investigations into FX (including in relation to electronic trading), LIBOR and other benchmark investigations and Precious Metals and to manage related litigation risks as described at page 307 of the 2014 Annual Report.

Note to Editors:

The individual amounts of the fines of the various authorities relating to Foreign Exchange were as follows:

•	CFTC $400 million

•	DFS $485 million

•	DOJ $710 million (including $60 million referable to the Non-Prosecution Agreement)

•	FRB $342 million

•	FCA £284 million (reduced by 20% early settlement discount from £355 million)

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7444

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (2014 20-F), which are available on the SEC’s website at http://www.sec.gov; and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.